Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated June 8, 2012 in connection with their beneficial ownership of JDA Software Group, Inc. Each of Columbia Seligman Communications and Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Wade M. Voigt
Title: Vice President – Fund Administration – Financial Reporting

Columbia Seligman Communications and Information Fund

By:	/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Secretary and Chief Legal Officer

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer